SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 2, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.     Nokia press release dated June 5, 2007: Nokia powers mobile email solution for PCCW mobile

2.     Nokia stock exchange release dated June 8, 2007: Exercises with stock options of Nokia Corporation

3.     Nokia press release dated June 11, 2007: Nokia N77 multimedia computer starts shipping

4.     Nokia press release dated June 11, 2007: Nokia asks Texas court to stop Qualcomm’s unauthorized use of Nokia’s MediaFLO and BREW patents

5.     Nokia press release dated June 12, 2007: Wibree forum merges with Bluetooth SIG

6.     Nokia press release dated June 18, 2007: Nokia Connection 2007: making connected living a reality

7.     Nokia press release dated June 20, 2007: Nokia organizes for the converging marketplace

8.     Nokia press release dated June 29, 2007: Nokia offers mobile photo printing services in Europe

9.     Nokia Siemens Networks press release dated June 1, 2007: Eric Simonsen Appointed Chief Financial Officer of Nokia Siemens Networks

10.   Nokia Siemens Networks press release dated June 6, 2007: Speedy Internet access: Nokia Siemens Networks expands BSNL’s network

11.   Nokia Siemens Networks press release dated June 8, 2007: Tele 2 partners with Nokia Siemens Networks to enhance its European fiber optic backbone

12.   Nokia Siemens Networks press release dated June 18, 2007: NXTcomm 2007, Chicago: New Carrier Ethernet technology from Nokia Siemens Networks

13.   Nokia Siemens Networks press release dated June 25, 2007: Nokia Siemens Networks announces creation of new Global Network Solutions Center in Lisbon, Portugal

PRESS RELEASE

June 5, 2007

Nokia powers mobile email solution for PCCW mobile

Leading Hong Kong carrier breaks into growing business mobility market with comprehensive wireless mobility offering from Nokia

New York, NY, USA – Nokia today announced an agreement with PCCW mobile, a leading mobile carrier in Hong Kong, to provide the mobile email platform for the carrier’s mobile business services for Hong Kong.  The Nokia Intellisync solution will allow PCCW mobile to offer secure, easy-to-use mobile email to its business and consumer customers under its own brand. The Nokia mobileware offers PCCW mobile the opportunity to address the business market while greatly increasing the ease of use of mobile email. The service, branded as ‘PUSH eMail’ will be available in June 2007.

Nokia Intellisync Wireless Email provides PCCW mobile with a platform that enables customers to easily access their email, calendar, contacts, notes and task lists on a variety of handheld devices that run on Symbian and Windows Mobile/Pocket PC operating systems. From basic business email to an advanced attachment handling and contact and calendar synchronization, Nokia Intellisync Wireless Email provides the industry’s most comprehensive mobility platform, with support for all key groupware environments including MS Exchange, Lotus Domino, Novell Groupwise and POP/IMAP messaging platforms.

“Mobility is going mainstream and businesses and individuals alike need proven, dependable and secure wireless messaging services,” said Mathia Nalappan, vice president, APAC Operations, Nokia Enterprise Solutions, Nokia. “Nokia Intellisync Wireless Email provides PCCW mobile the ability to offer the combination of functionality, security and ease of use to its business and consumer customers enabling them to continue to offer best-in-class mobility services for their new and existing customers.  PCCW mobile can depend not only on the powerful capabilities of Nokia Intellisync mobilware, but also on our presence, reputation and service.”

“PCCW mobile is committed to delivering an exceptional customer experience with our innovative products and services,” said Gary Chow, Managing Director, PCCW Commercial Group. “We understand the need for comprehensive mobility services at a simple and user friendly package. Our agreement with Nokia provides the performance, features and dependability our business customers demand, demonstrating our continued leadership as the carrier of choice for the commercial market in Hong Kong.”

Nokia Intellisync Wireless Email is a part of the Nokia Intellisync Mobile Suite, a portfolio of products that reside on a single server and can be used in isolation or paired together to create a comprehensive mobility solution. The Nokia Intellisync Mobile Suite server provides businesses with the flexibility, manageability, and extensibility to connect virtually any corporate data to virtually any device, over almost any network, to meet both current and future mobility needs.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia

Industry Analyst Relations

Tel. + 1 914 536 3712

Email: industry.analyst@nokia.com

www.nokia.com

press release

June 8, 2007

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 1 997 770 shares of Nokia Corporation (“Nokia”) were subscribed for between 3.5.2007 - 4.6.2007 based on Nokia’s 2001, 2003 and 2005 employee stock option plans. The total amount of subscription prices, EUR 28 554 011.46, is recorded in the fund for invested non-restricted equity. The new shares carry full shareholder rights as from the registration date June 8, 2007. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 930 772 136 including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

Press Release

June 11, 2007

Nokia N77 multimedia computer starts shipping

Live TV in your pocket

Espoo, Finland – Finland is the first to experience optimized mobile TV with the Nokia N77 multimedia computer. Later this month also Vietnam and India will start shipments of the Nokia N77. Consumers will now be able to keep up to date with news and sports and enjoy their favorite TV shows live on the move*. The affordable Nokia N77 comes in a stylish and pocketable form factor with complete Nokia Nseries functionalities.

“The Nokia N77 takes TV out of the living room,” said Jonas Geust, head of Nokia Nseries Players Category, Multimedia, Nokia. “The wide 2.4” flat screen and high quality stereo sound makes it the ideal personal mobile device for enjoying TV programs on the go.”

The dedicated TV key on the Nokia N77 gives users direct access to a world of TV programs. It even remembers the last channel viewed when switched off the TV. Viewers can also set reminders to alert when a program is starting and access it at the push of a button.

The Nokia N77 also offers the advantage of 30 second replay and live TV watching continues after the replay clip. Through the Program Guide in the mobile TV application viewers can see program information up to seven days, browse TV channels, purchase new channels if desired and select the TV program they are interested in.

With practically all the features people would expect from a true Nokia Nseries multimedia computer, including MP3 player, 2 megapixel camera (1600 x 1200 pixels), web browsing, email access, calendar and to-do lists, the Nokia N77 is much more than just live TV and entertainment – it’s the key to an entire world of multimedia computing.

The Nokia N77 is based on S60 3rd Edition software on Symbian OS and is offered in markets where commercial mobile TV services based on DVB-H technology are available.

* To check the availability and cost of the service, contact your network operator or service provider.

Notes to editors

A full list of Nokia N77 features is available at www.nseries.com/n77

Product photos are available at www.nokia.com/press/photos

For more information on mobile TV, visit www.nokia.com/mobiletv

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

PRESS RELEASE

June 11, 2007

Nokia asks Texas court to stop Qualcomm’s unauthorized use of Nokia’s MediaFLO and BREW patents

Espoo, Finland - Nokia today announced it has filed patent counter assertions against Qualcomm in the Eastern District of Texas Court. The filing relates to Qualcomm’s unauthorized use of 6 Nokia implementation patents in its MediaFLO and BREW businesses. Qualcomm has in previous litigation sought injunctions against Nokia and therefore in this case Nokia is seeking both damages and injunctive relief.

“Nokia has a strong history of innovation in IP broadcast television and mobile download environments predating Qualcomm’s activities,” said Tero Ojanperä, chief technology officer, Nokia. “This is another example where Qualcomm has effectively copied Nokia’s innovations. We believe that, for MediaFLO to evolve and for BREW to remain viable, Qualcomm needs access to these and many other patented Nokia inventions.”

Nokia patents are at the core of MediaFLO and BREW technologies, for example in ensuring the broadcast quality of service within MediaFLO and in enabling the download of applications with BREW. Nokia has also recently declared another set of patents to the Telecommunication Industry Association (TIA) as essential for the FLO air interface used in MediaFLO.

Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years through extensive investments in research and development. Nokia will continue to vigorously defend itself against the infringement and unauthorized use of its intellectual property.

Nokia’s patent counter assertions are part of its response to the Qualcomm lawsuit filed in the Eastern District of Texas, on 2 April, 2007. In that lawsuit Qualcomm’s three patents-in-suit allegedly involve certain types of mobile software download and execution environments. Nokia is confident that the Qualcomm patents are invalid, for example, based on the alleged inventions having been patented or published by other companies, including Nokia, before Qualcomm. In addition, Nokia believes its products do not infringe any of the patents.

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquries:

Nokia, Communications

Anne Eckert

Tel. +85 2 6971 6918

Email:press.office@nokia.com

Nokia

Communications, USA

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

press release

June 12, 2007

Wibree forum merges with Bluetooth SIG

Bluetooth technology expands for ultra low power PAN applications with Nokia’s Wibree

Bellevue, WA, USA and Espoo, Finland – The Bluetooth Special Interest Group (SIG),  the more than 8,000-company strong trade association responsible for advancing Bluetooth wireless technology, joined Nokia today in announcing that the Wibree forum, the group specifying the Nokia developed ultra low power wireless technology, will be merged with the Bluetooth SIG.

With this announcement, the Wibree specification will become part of the Bluetooth specification as an ultra low power Bluetooth technology. Because Wibree addresses devices with very low battery capacity and can be easily integrated with Bluetooth technology, it will round out Bluetooth technology’s wireless Personal Area Networking (PAN) offering and strengthen the technology’s ability to provide wireless connectivity for smaller devices.

“By including or referencing other wireless technologies like ultra wideband for high speed applications, near field communication (NFC) for association and now Wibree for ultra low power applications under the well-established Bluetooth profiles, we are opening up a host of new applications and functionality while keeping the user experience consistent,” said Michael Foley, Ph. D. executive director, Bluetooth SIG. “Our members have been asking for an ultra low power Bluetooth solution. With Nokia’s innovative development and contribution to the Bluetooth specification with Wibree, we will be able to deliver this in approximately one year.”

Wibree’s development started at the Nokia Research Center in 2001. Wibree was announced to a broader audience in October of 2006 and Nokia stated its intention to incorporate the technology and its current forum into an open, preferably existing industry forum to ensure Wibree’s wide adoption.

“The development work for Wibree began when we discovered a series of interesting new use scenarios that no current local connectivity solution was addressing. Now we are happy to see Wibree become part of the open Bluetooth standard, opening new market opportunities and space to innovate for the industry,” said Jarkko Sairanen, Vice President of Corporate Strategy for Nokia. “Including Wibree within an existing forum will ensure interoperability and its wide and fast adoption. The Bluetooth SIG is the optimal new home for Wibree.”

To this day Broadcom, Casio, CSR, Epson, ItoM, Logitech, Nordic Semiconductor, ST Microelectronics, Suunto, Taiyo Yuden Co., Ltd. and Texas Instruments have contributed to the interoperability specification, profiles and use case definition of Wibree in their respective areas of expertise and will continue this work in the Bluetooth SIG working groups. Several new companies, including device, watch and access systems manufacturers will join the finalization of the specification. Once the specification is finalized, the technology will be made broadly available to the industry via the Bluetooth SIG.

“Nokia’s contribution of its Wibree technology into the Bluetooth SIG as the basis for ultra low power Bluetooth specifications will continue to enhance the consumer experience of connecting to anything and anyone from anywhere with Bluetooth wireless  technology,” said John R. Barr, Ph.D., chairman of the Bluetooth SIG board of directors. “This new technology, as the basis of a wide range of ultra low power devices, is a commendable advancement in Bluetooth technology.”

From the start, Wibree was designed to work with two implementation options – as an easily implemented extension to a classic Bluetooth radio, and as a stand-alone implementation

The Bluetooth SIG recognized the potential of Wibree to enhance current Bluetooth use cases around the mobile phone and PC by bringing very low power, sensor type devices into the fold. The ultra low power extension will allow watches and toys, as well as sports & wellness, healthcare and entertainment devices to be easily added to one’s personal area network. This opens a new range of mobile possibilities for end users.

By leveraging Bluetooth technology’s high consumer awareness (86 percent globally), the Bluetooth SIG’s large membership and proven development and qualification programs, the ultra low power solution will be integrated faster and at a lower cost to the industry and consumers. Thanks to its innovative design, Wibree consumes only a fraction of the power of classic Bluetooth radios. In many cases it makes it possible to operate these devices for more than a year without recharging.

As stated in his March 2007 ABI Research Short Range Wireless Service, research Director Stuart Carlaw predicted a $432 milllion, 809 million device industry for Wibree by 2012. Carlaw said, “We believe [Wibree] is a unique technology that can leverage the very positive market position of Bluetooth technology in segments such as medical, sports equipment and well-being, where the total available market is extremely large and still relatively untouched.”

The work of integrating the low power technology within the existing Bluetooth specification has begun and the first version of the specification is anticipated during first half of 2008.

Live audiocast

Bluetooth SIG and Nokia are hosting a live audiocast for media at 16:00 CET today, accessible at: http://www.nokia.com/press

The audiocast will include a presentation by Michael Foley, Executive Director Bluetooth SIG and Harri Tulimaa, Head of Technology Out-Licensing, Nokia. The presentation will be followed by a Q&A where questions can be submitted through the audiocast system. The audiocast will also be available on-demand approximately one hour after the live presentation terminates at: http://www.nokia.com/press

A follow up Q&A session for media will be held at 19:00 CET (13:00 pm EDT, 10:00 am PDT). Please go to https://lobby.mc.iconf.net/GCC/conferencing/partaccess.asp?ba=6 and enter meeting number 751575

If you do not have internet access and want to attend the follow up Q&A session please dial:

From the US 800 4105 734

From the UK 0800 032 4517

From Germany 089 244 43 26 33

From France 01 7099 3402

From other countries +1 800 4105 734

And when prompted enter meeting number *751575*.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About Bluetooth® Wireless Technology

Bluetooth wireless technology is the global short-range wireless standard for personal connectivity of a broad range of electronic devices. The technology is now available in its fourth version of the core specification and continues to develop, building on its inherent strengths – small-form factor radio, low power, low cost, built-in security, robustness, ease-of-use, and ad hoc networking abilities. More than five new Bluetooth enabled products are qualified every working day and 13 million Bluetooth units are shipping per week. The installed base of Bluetooth devices is one billion and climbing, making it the only proven choice for developers, product manufacturers, and consumers worldwide.

About the Bluetooth SIG

The Bluetooth Special Interest Group (SIG), comprised of leaders in the telecommunications, computing, consumer electronics, automotive and network industries, is driving development of Bluetooth wireless technology and bringing it to market. The Bluetooth SIG includes Promoter group companies Agere, Ericsson, Intel, Lenovo, Microsoft, Motorola, Nokia and Toshiba, along with over 7000 Associate and Adopter member companies. The Bluetooth SIG, Inc. headquarters are located in Bellevue, Washington, U.S.A. For more information please visit www.Bluetooth.com.

The Bluetooth word mark and logo are registered trademarks and are owned by the Bluetooth SIG, Inc.

Pictures of Wibree logo and use cases are available at www.wibree.com

Media assets (stills and video) to accompany stories about Bluetooth wireless technology are available on Bluetooth.com, hosted by The NewsMarket: http://www.thenewsmarket.com/Bluetooth/br/Story/MultimediaPressPacks.aspx

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 36147 (Europe)

Tel. +358 7180 62278 (Europe)

Tel. +1 817 891 4777 (US)

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Press contacts for the Bluetooth SIG:

Americas

Starr Million

INK Public Relations for the Bluetooth SIG

Tel. +1 (512) 382-8981

Email: starr@ink-pr.com

Asia-Pacific

Heidy Chow

Bluetooth SIG

Tel. +852 (2251) 8717

Email: hchow@bluetooth.com

Europe, Middle East, Africa

Danny Devriendt

Porter Novelli for the Bluetooth SIG

Tel. +32 475353465

Email: danny.devriendt@porternovelli.be

PRESS RELEASE June 18, 2007

Nokia Connection 2007: making connected living a reality

- New mid-range devices bring the promise of connectivity to the masses

- Nokia and MiTV Corporation Sdn Bhd bring promise of live broadcast mobile TV to Malaysia in the second half of 2007

- Upgrades to Mobile Search give users faster and better access to information and services

Singapore – At its annual Nokia Connection event held in Singapore, Nokia, the world leader in mobility, today gave journalists, industry analysts and industry partners from across the Asia-Pacific region a close-up look at its latest range of devices, solutions, applications and services. Bearing the theme “My Connected Life”, the day-long event saw Nokia executives and invited guests exchange information and ideas on a wide range of topics, including design and technology. Senior executives from the Chief Technology Officer’s office, Nokia Research Center, Nokia Design and Multimedia also presented their strategies and solutions in support of Nokia’s mission of taking a very human approach to technology.

Always the highlight of the event, the Nokia Connection 2007 showcase wowed the guests with its line-up of devices, services and applications. New and exciting applications from the developer community platform Forum Nokia, Nokia Research Center (NRC), Nokia Emerging Business Unit (NEBU) and S60 also provided guests with a view of applications that consumers and industry partners can look forward to – now and in the near future. The Nokia Connection 2007 program also featured presentations – tailored for the media – by executives from Nokia Design, NRC, S60, Multimedia and Nokia Siemens Networks.

At the opening ceremony of the event, Executive Vice President and Chief Technology Officer Dr Tero Ojanpera, said, “At Nokia our promise continues to be in making people feel close to what matters to them. How we do this is through very human technology and combining simplicity and innovation in brilliant new ways.

“With the new phones and accessories launched today and the demonstrations at the Expo here at Nokia Connection, it is clear there is great potential for the industry that is increasingly focused on the ways we experience and share our lives,” added Dr Ojanpera.

Launch of 3 new devices and 3 Bluetooth headsets

Maintaining the promise of keeping things simple, Nokia unveiled three versatile mobile phones for the mid-range market, and 3 bluetooth headsets to make connected mobility more convenient.

Expanding its portfolio of affordable and well-designed mobile devices were the Nokia 6267, with enhanced music capabilities and other multimedia applications, and utilizing 3G technology to enable fast downloads, internet browsing and video calls. Also making its world premiere was the Nokia 3500 classic, an easy-to-use, stylish device which offers traditional features in a timeless design. Rounding off the batch was the Nokia 6121 classic*, with HSDPA technology for faster and easier downloads, internet browsing, video streaming and receiving emails with attachments. The Nokia 6121 classic supports quadband GSM and WCDMA 900/2100 technology.

Nokia also launched three Bluetooth headsets, giving consumers more variety to choose from as they make their connected living more convenient. The sleek Nokia Bluetooth Headset BH-602 sports a classic design with a comfortable earhook with convenient control keys, while the Nokia Bluetooth Headset BH-803 has a premium finish with elegant stainless steel details, and also has an innovative touch sensitive audio control. For music lovers, the A2DP-enabled Nokia Bluetooth Headset BH-604 delivers excellent HiFi audio quality wirelessly, taking the mobile music experience to a new level.

Launch of commercial broadcast mobile TV services in Malaysia

Nokia also announced its collaboration with MiTV Corporation Sdn Bhd to bring commercial broadcast mobile TV services using the Digital Video Broadcast-Handheld (DVB-H) technology to Malaysia in the second half of 2007. Among Nokia’s many commercial broadcast mobile TV services utilizing DVB-H technology globally, the service will enable consumers to watch their favourite channels anytime, anywhere. Nokia Siemens Networks will provide MiTV’s broadcast mobile TV service with an end-to-end deployment process – including implementation, integration and application development – and will also maintain MiTV’s infrastructure on a turnkey basis.

Nokia enhances Mobile Search offerings in five countries

From the third quarter of 2007, consumers will gain access to more localized search results. New content providers – Infomedia India, TM Info-media in Malaysia, Directories Philippines Corporation, Yellow Pages (Singapore) Limited and Teleinfo Media (Thailand Yellow Pages) – will provide Nokia Nseries users with most local business and service listings in their markets. With the latest additions, Nokia Mobile Search now has more than twenty five content providers from around the world bringing information to consumers in over forty languages.

*In Asia Pacific, the Nokia 6121 classic will be available in Australia and New Zealand only.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, APAC

Communications

Foo Wen Dee / Dinesh Subramaniam

Tel. +65 6723 2331 / +65 6723 2014

Email: communications.apac@nokia.com

Text100 Public Relations

Khoo Yin / Gabrielle Tay

Tel. +65 6557 2717

Email: nokia@text100.com.sg

www.nokia-asia.com

www.nokia.com

PRESS RELEASE

June 20, 2007

Nokia organizes for the converging marketplace

Espoo, Finland – Nokia today announced that it will introduce a new company structure from January 1, 2008. The move, driven by Nokia’s strategy, is aimed at creating an organization aligned with the opportunities Nokia sees for future growth, and to increase efficient ways of working across the company.

“The convergence of the mobile communications and internet industries is opening up new growth opportunities for us, both in the devices business as well as in consumer internet services and enterprise solutions. Growing consumer demand for rich, mobile experiences creates an opportunity for change. Nokia will bring these capabilities to the broadest range of devices and price points. This unleashes the power of Nokia’s device volumes, now coupled with new services and business solutions. This distinctive approach sets Nokia apart from point solutions vendors,” said Nokia CEO Olli-Pekka Kallasvuo. “We believe this new organization can capitalize on these opportunities while allowing us to increase the effectiveness of our investments and the efficiency of our operations.”

Under the new organization, Nokia’s current business group and horizontal group structure in the device business will be replaced by three main units: Devices, responsible for creating the best device portfolio for the marketplace; Services & Software, reflecting Nokia’s strategic emphasis on growing its offering of consumer internet services and enterprise solutions and software; and Markets, responsible for management of Nokia’s supply chains, sales channels and marketing activities. In addition, Nokia will establish a Chief Development Office to optimize Nokia’s strategic capabilities and growth potential and also provide operational support for integration across all these units in conjunction with the CEO.

From January 1, 2008 onwards, under the new structure, Nokia will have two reportable segments: Devices & Services, and Nokia Siemens Networks. Nokia will report on these two segments in its quarterly and annual results announcements.

The Devices unit will be headed by Kai Öistämö, currently heading the Mobile Phones Business Group; the Services & Software unit will be headed by Niklas Savander, currently heading Technology Platforms: the Markets unit will be headed by Anssi Vanjoki, currently heading the Multimedia Business Group. Mary McDowell, currently heading the Enterprise Solutions Business Group will hold the position of Chief Development Officer.

Robert Andersson, currently heading Customer and Market Operations, will be responsible for finance and strategy in Devices and Nokia-wide strategic sourcing. Tero Ojanperä, currently Nokia’s Chief Technology Officer, will have business responsibility for entertainment and communities services in Services & Software. Timo Ihamuotila, currently in charge of Mobile Phones’ Sales and Portfolio Management, will be responsible for Nokia’s global sales within the Markets unit.

Other Group Executive Board members, Simon Beresford-Wylie, Hallstein Moerk, Rick Simonson and Veli Sundbäck will continue in their current positions.

Nokia expects that the new organization will allow it to manage its device portfolio with greater effectiveness, speed up time to market for new products, and increase the efficiency of its marketing and productization efforts. In addition, Nokia expects that having a new unit dedicated to consumer internet services and enterprise solutions will build on the foundations established in the existing organization to best position the company to offer its customers complete solutions.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 29, 2007

Nokia offers mobile photo printing services in Europe

People can now order prints directly from their compatible Nokia Nseries device

Espoo, Finland – Nokia launches a fully integrated mobile printing service in Europe*. The new Nokia service enables people to order high-quality prints easily and directly from the device, over cellular** or wireless LAN (WLAN) networks, and have them delivered to your home or to a friend.

“Remember when you had to drag yourself to the store to have your film developed?” asks Mikko Pilkama, director, Multimedia, Nokia. “Now you can order prints directly from your Nokia Nseries device, and have them delivered to your doorstep – hassle-free!”

Users of compatible Nokia Nseries multimedia computers now only need one device to capture images, edit them and order prints. You can also have your favorite images printed on stickers or gift items like mugs, jigsaw puzzles and T-shirts, and have them delivered to a friend.

The mobile printing service is accessible from the device’s Gallery application. Simply select the images to be printed, insert address and other requested information, and press ‘Order now’. The order is then processed by CeWe Color and prints are delivered to the entered address.

Payment methods commonly include credit card as well as other possible local payment solutions depending on the country. In order to familiarize people with the service, each new user can order their first ten prints free of charge**.

Owners of compatible Nokia Nseries multimedia computers can download the necessary Nokia XpressPrint application for free directly from the Download! application on their device** or from www.nseries.com/orderprints. The Nokia mobile printing service is available now and covers most of Europe*.

* For a full list of countries where the service is available, please visit: www.nseries.com/orderprints

** To check the cost of data transfer services, contact your network operator or service provider.

Notes to editors:

To find out more about the Nokia mobile printing service, please visit: www.nseries.com/orderprints

Related photos in print quality can be found at: www.nokia.com/press/photos

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time. www.nseries.com

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Press Release

Espoo, Finland – June 1, 2007

Eric Simonsen Appointed Chief Financial Officer of Nokia Siemens Networks

Nokia Siemens Networks announced today that Eric Simonsen will become chief financial officer, effective June 1, 2007. Simonsen is currently the company’s global head of restructuring and a member of the Nokia Siemens Networks executive board.

“We are pleased that Eric has agreed to take on this challenge. He brings great expertise in the telecommunications industry and a demonstrated ability to manage change,” said Simon Beresford-Wylie, chief executive officer of Nokia Siemens Networks.

Simonsen has held senior management positions at companies such as WorldCom Corp., Cable & Wireless America Inc. and Genuity Inc. From 1991 to 2001 he served as chief of operations and chief financial officer for Allmerica Financial Corp., a Fortune 400 company. Since 2002, Simonsen has worked at AlixPartners, a firm focused on helping corporations manage integration and financial restructuring. While he will continue to hold the position of Managing Director of AlixPartners, his role at Nokia Siemens Networks will be full time. Simonsen is an American citizen who has previously worked and lived in the Nordic region, and in his new role he will work in both Helsinki and Munich.

Simonsen assumes the CFO responsibilities from Peter Schoenhofer, who is resigning for personal reasons. Schoenhofer served as chief financial officer during the integration process and led the successful launch of the finance and control organization of Nokia Siemens Networks. “We are grateful to Peter for his excellent contributions to the start of Nokia Siemens Networks,” said Beresford-Wylie. “Thanks to him Nokia Siemens Networks is on its way to having the right finance and control systems and processes. He has been a close colleague and important member of the leadership team during a very demanding time of integration.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Media Enquiries

Brett Young

Media Relations

Phone : +358 71 802 8084

e-mail: brett.young@nsn.com

Press Release

Espoo, Finland / New Delhi, India, June 6, 2007

Speedy Internet access: Nokia Siemens Networks expands BSNL’s network

Nokia Siemens Networks has won a contract to modernize the network of Bharat Sanchar Nigam Limited (BSNL), India’s largest carrier. The new access network’s high bandwidth will ensure that BSNL’s customers can use data-intensive applications with the highest quality and without long waiting times. In a first step BSNL will supply 283 cities in 17 Indian states with 800,000 new high-speed connections based on Carrier Ethernet technology from Nokia Siemens Networks. BSNL will roll out six million connections with the option of an additional three million in the next three years.

The Indian carrier Bharat Sanchar Nigam Limited (BSNL), headquartered in New Delhi, has concluded a turnkey agreement with Nokia Siemens Networks to modernize its access network in 17 Indian states. By the end of July 2007, Nokia Siemens Networks will integrate Gigabit Ethernet-capable IP DSLAMs (Digital Subscriber Line Access Multiplexers) in the carrier’s network and also supply the end-user devices required for subscribers.

A main distinguishing feature of Nokia Siemens Networks’ technical solution is that VDSL and ADSL2+ cards can be provided in a single chassis, enabling BSNL to respond very flexibly and on demand. In addition, the high density multi-service access solution supports up to 1152 ports in a single chassis, thus providing cost savings for space and power.

BSNL will provide a total of six million new DSL connections (ADSL2+ and VDSL) with the possibility of three million more over the next three years and use them to offer its customers multimedia services such as high-speed Internet, IPTV, games and video on demand.

The agreement will run for a term of three years and comprises installation and commissioning. Training for BSNL’s technicians and annual maintenance will be supported for five years.

About Bharat Sanchar Nigam Ltd. (BSNL)

BSNL, a Government of India-owned corporation, is the incumbent and largest telecommunications services provider in India with a pan-India footprint but for Delhi and Mumbai. It has a network of over 60 million subscribers covering 5000 towns with over 35 million telephone connections. The corporation is an integrated telecommunications service provider with presence in the fixed line, cellular mobile, long distance and data segments with over 35 million fixed line, 24 million cellular mobile and 3.9 million Internet subscribers including 0.9 million broadband customers. To know more about BSNL, please log on to http://www.bsnl.co.in

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion Euro in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Nokia Siemens Networks

Media Enquiries

Uta Apel

Communications Broadband Access

+49 175 26 10 550

uta.apel@nsn.com

Sangita Sanju

Communications India

+91 (124) 2345100-133

sangita.sanju@nsn.com

Press Release

Espoo, Finland / Munich, Germany, June 8, 2007

Tele 2 partners with Nokia Siemens Networks to enhance its European fiber optic backbone

Nokia Siemens Networks and will work with Swedish Tele2 to build a new pan-European Dense Wavelength Division Multiplexing (DWDM) network that can support 40 Gigabits per second and wavelength on every link. The new network will bolster Tele2’s fast-growing IP backbone network, and link major European telecommunications nodes. The new core transport network will enable Tele2 to cost-efficiently offer its customers new IP services and enhance its transmission capacity.

The Tele2 project relies on the SURPASS hiT 7300, an optical platform that allows the realization of metropolitan to ultra-long haul transport applications on a flexible DWDM network architecture. The main advantages of this new technology for Tele2 are increased service quality and flexibility, as well as reduced costs. The unique automation features of the platform enable hands-off provisioning of new services, resulting in Tele2 being able to effortlessly adjust its bandwidth as needed. The SURPASS hiT 7300 platform integrates technology from Stratalight Communications into its platform technology to support the 40Gbit/s transmission rates per wavelength.

Tele2’s new optical backbone will cover Central Europe. The deployment started in the second quarter of 2007.

Uwe Fischer, head of the DWDM business line at Nokia Siemens Networks, said: “The demanding transmission requirements of Tele2 make this project quite unique. It will show that SURPASS hiT 7300 is a powerful and flexible platform that can easily handle huge traffic flows.”

Background information

The SURPASS hiT 7300 is a flexible and cost-efficient 40-channel DWDM transport platform optimized for high-capacity transport, and ranges from 200 to 2,000 km links. It is designed and optimized for bit rates of 2.5, 10, and 40 Gigabits per second per wavelength. The comprehensive automation and customization of network configurations minimize system complexity, simplify network operation, administration and maintenance, and eliminate procedural errors, all contributing to lower CAPEX and OPEX.

About Tele 2

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecoms for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have 29 million customers in 22 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 has been listed on Stockholmsbörsen since 1996. In 2006 we had operating revenue of SEK 50.3 billion and we reported an operating profit (EBITDA) of SEK 5.7 billion.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks
Ute Ritter	Anna Lehtiranta
Phone : 0049 89 722-57875	00358 71 80-34154
e-mail: ute.ritter@nsn.com	anna.lehtiranta@nsn.com
Germany	Finland

Press Release

Espoo, Finland / Chicago, USA, June 18, 2007

NXTcomm 2007, Chicago: New Carrier Ethernet technology from Nokia Siemens Networks

At NXTcomm 2007 in Chicago, Nokia Siemens Networks will be presenting network solutions and switches for Carrier Ethernet technology that support Provider Backbone Bridging Traffic Engineering (PBB-TE). The Institute of Electrical and Electronics Engineers (IEEE) is currently ratifying this standard.

Provider Backbone Bridging Traffic Engineering (PBB-TE) is the new connection-oriented technology for Carrier Ethernet networks. As carriers increasingly look to offer end-to-end Ethernet services, PBB-TE offers a new way for them to optimize their packet transport, meaning they can use their networks more efficiently and cost effectively. PBB-TE lets service providers reap the full benefits of Carrier Ethernet — carrier-grade reliability, manageability, security and scalability — in their large telecommunications networks.

“Cutting costs is right at the top of our customers’ to-do lists. Thanks to our Ethernet products with PBB-TE, we will be able to offer a low-cost alternative that is fully carrier-grade,” said Bernd Schumacher, head of IP/Transport, Nokia Siemens Networks.

Nokia Siemens Networks has cooperated with British Telecom to develop and deploy PBB-TE products for the carrier’s new 21st Century Network.

The solution will be given its public premiere June 19-21 at NXTcomm 2007 in Chicago at McCormick Place, Booth #2860.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion Euro in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Chantal Boeckman

Communications USA

+1 972 8 94 52 11

chantal.boeckman@nsn.com

Ute Ritter

Communications IP/Transport

+49 89 722 - 57875

ute.ritter@nsn.com

Press Release

Espoo, Finland - Lisbon, Portugal – June 25, 2007

Nokia Siemens Networks announces creation of new Global Network Solutions Center in Lisbon, Portugal

Nokia Siemens Networks today announced that it will create a new Global Network Solutions Center (GNSC) at its site in Lisbon, Portugal. The GNSC concept is an integral part of Nokia Siemens Networks’ services strategy, involving the consolidation of a range of services solutions into one location to provide greater efficiency for customers and deliver the majority of “back office” services tasks.

At a ceremony today in Lisbon attended by His Excellency the Prime Minister of Portugal, José Sócrates, members of the government and the press, Basílio Horta of Agência Portuguesa para o Investimento (Invest in Portugal Agency), José Costa e Silva, Head of Services for Nokia Siemens Networks and João Picoito, South West Europe Head for Nokia Siemens Networks, jointly signed a memorandum of understanding supporting the launch of the new centre in Lisbon.

The GNSC in Lisbon will consist of a Global Network Operations Center, for outsourced network operations and management for our customers, a Global Care Center for network maintenance services, including fault correction, and also a Service Delivery Center for Consulting and Systems Integration activities such as network optimization. Nokia Siemens Networks’ customers will benefit from closer operational control, increased efficiency, improved service delivery and high levels of reliability, uptime and data security.

“The decision to implement a Global Network Solutions Center takes us a step closer to our vision of a global service delivery model, where we streamline operations and processes to drive economies of scale as well as standardized service solutions for our customers’ business needs,” said José Costa e Silva.

João Picoito, South West Europe Head of Nokia Siemens Networks added: “This project reinforces our commitment to grow in the highly competitive services market. Our Global Network Solutions Center in Lisbon is key element in our global network of service delivery centers, increasing our ability to provide network operations, maintenance and network optimization services to our customers.”

The GNSC pools the global, end-to-end strengths of the Services Business Unit, offering: network operations and management, hosting, Care maintenance services, remote integration, consulting, planning and optimization, network benchmarking and learning solutions/knowledge management.

Nokia Siemens Networks has one of the world’s largest services networks. The company is active in a growing business and a growing market and over the course of the next several years will look to increase the capacity of the Global Network Solutions Center to match customer demand.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. The combined pro-forma net sales of €17.1 billion in fiscal year 2006 make Nokia Siemens Networks one of the largest telecommunications infrastructure companies. Nokia Siemens Networks has operations in some 150 countries and is headquartered in Espoo, Finland. It combines Nokia’s Networks Business Group and the carrier related businesses of Siemens Communications.

www.nokiasiemensnetworks.com

Media Enquiries

Christina Dinné

External Communications, Services

Phone : +49 (0) 89 722 53005

Email: christina.dinne@nsn.com

Alistair MacIntyre-Currie

Communications, Services

Phone: +49 (0) 89 636 80889

Email: alistair.macintyre-currie@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel